September 9, 2021

Via EDGAR

Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549

Re:         U.S. Stem Cell, Inc.

Offering Statement on Form 1-A

Filed August 30, 2021

File No. 024-11617

Ladies and Gentlemen:

On behalf of U.S. Stem Cell, Inc., a Florida corporation, I hereby request qualification of the above-referenced offering statement on Friday, September 10, 2021, at 3:00pm EST, or as soon thereafter as is practicable.

Please contact our securities counsel, Joseph I. Emas, at (305) 531-1174 or jiemas@josephiemaspa.com, should you have any questions regarding this request for qualification.

Sincerely,

/s/ Michael Tomas

Michael Tomas

Chief Executive Officer

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1560 Sawgrass Corporate Pkwy, 4th FL

Sunrise, Florida 33323

(954) 835-1500